U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

ANDAIN, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

033341-10-8.
(CUSIP Number)

Sam Shlomo Elimelech, President
Andain, Inc.
400 South Beverly Drive, Suite 312
Beverly Hills, California 90212: (310) 286,1777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

1.	Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Howard Fialkov
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Canada
	7.	Sole Voting Power: 3,318,467
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,318,467
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by the Reporting Persons (combined): 3,318,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 18.19% (as of January 14, 2011)
14.	Type of Reporting Person: IN

ITEM 1.                      SECURITY AND ISSUER.

Andain, Inc.
Common Stock, $0.001 par value
400 South Beverly Drive, Suite 312
Beverly Hills, California 90212

ITEM 2.                      IDENTITY AND BACKGROUND.

(a)	Name: Howard Fialkov.

(b)	Address: 3845 Bathurst Street, Suite 202, Toronto, Ontario, Canada, M3H 3N2.

(c)	Occupation: Director of 1568934 Ontario Limited.

(d)	During the last five years, such person has not been convicted in a criminal proceeding.

(e)	During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Citizenship: Canada.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  On January 14, 2011, 1568934 Ontario Limited entered into a Share Purchase Agreement with Pangea Investments GmbH, another affiliate of the Issuer.  Under this agreement, Pangea Investments GmbH sold to 1568934 Ontario Limited 850,000 shares of common stock owned by it for a total consideration of $733 (approximately $0.001 per share).

(b)  On January 14, 2011, the Issuer entered into a Regulation S Stock Purchase Agreement with 1568934 Ontario Limited for the sale of 266,667 shares of Issuer common stock for total consideration of $200,000 ($0.75 per share).

ITEM 4.                      PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)	3,318,467 shares owned by 1568934 Ontario Limited, which is controlled by Howard Fialkov. This amount represents, as of January 14, 2011, 18.19% of the outstanding common stock of the Issuer.

(b)	Howard Fialkov has sole voting and dispositive power with respect to all 3,318,467 shares reported.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.                      MATERIAL TO BE FILED AS EXHIBITS.

(a)           Share Purchase Agreement between the Pangea Investments GmbH and 1568934 Ontario Limited, dated January 14, 2011.

(b)           Regulation S Stock Purchase Agreement between the Issuer and 1568934 Ontario Limited, dated January 14, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Howard Fialkov

Date: July 18, 2011	/s/ Howard Fialkov

EXHIBIT INDEX

Number	Description

10.1	Share Purchase Agreement between the Pangea Investments GmbH and 1568934 Ontario Limited, dated January 14, 2011 (filed herewith).

10.2	Regulation S Stock Purchase Agreement between the Issuer and 1568934 Ontario Limited, dated January 14, 2011 (incorporated by reference to Exhibit 10.5 of the Form 8-K filed on March 29, 2011).